ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM AUSTIN BOSTON CHICAGO DALLAS DENVER DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO 4892-5245-1931.1 April 6, 2023 Via EDGAR Ms. Claire Erlanger Ms. Melissa Gilmore U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Re: Amcor plc Form 10-K for the Year Ended June 30, 2022 Form 10-Q for the Quarter Ended December 31, 2022 Form 8-K furnished February 7, 2023 File No. 001-38932 Dear Ms. Erlanger and Ms. Gilmore: Amcor plc (the “Company”) is in receipt of your letter, dated March 31, 2023, regarding the above-referenced filings (the “Comment Letter”). This letter confirms that, pursuant to my telephone conversation with Ms. Gilmore on April 4, 2023, and follow-up correspondence to that conversation, the Company has requested, and you have agreed to, an extension to the deadline for the Company’s response to the Comment Letter until April 28, 2023. Thank you for your assistance. If you have any additional questions or comments, you may reach me at (414) 297-5817. Sincerely, /s/ Jessica S. Lochmann Jessica S. Lochmann cc: Michael Casamento Amcor plc